SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 8)

MATRIXX INITIATIVES, INC.
(Name of Subject Company)
MATRIXX INITIATIVES, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
57685L105
(CUSIP Number of Class of Securities)

Samuel C. Cowley
Executive Vice President, General Counsel and Secretary
Matrixx Initiatives, Inc.
8515 E. Anderson Drive
Scottsdale, Arizona 85255
(602) 385-8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Matthew P. Feeney	Stephen M. Kotran
Snell & Wilmer L.L.P	Sullivan & Cromwell LLP
One Arizona Center	125 Broad Street
400 E. Van Buren Street	New York, New York 10004-2498
Phoenix, Arizona 85004-2202	(212) 558-4000
(602) 382-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 8. ADDITIONAL INFORMATION
ITEM 9. EXHIBITS
SIGNATURES
EX-99.A.18

Introduction
This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Matrixx Initiatives, Inc., a Delaware corporation (the “Company”), on December 22, 2010. The Schedule relates to the tender offer by Wonder Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company, including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, as amended on December 14, 2010 and further amended on January 11, 2011, between the Company and Registrar and Transfer Company (the shares of the common stock of the Company, together with the associated rights, collectively referred to as the “Shares”), at a price of $8.75 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase, dated December 22, 2010, as amended, and in the related letter of transmittal, dated December 22, 2010, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on December 22, 2010, as amended.
Except as otherwise set forth below, the information set forth in the Schedule remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.
ITEM 8. ADDITIONAL INFORMATION
     Item 8, “Additional Information” is hereby amended and supplemented by amending and restating the section titled “Other Legal Proceedings,” which was inserted on page 40 of the Schedule immediately following the section titled “Product Liability Matters” pursuant to Amendment No. 2 of the Schedule, as follows:
     “Other Legal Proceedings
     On January 7, 2011, Floyd Schneider filed a complaint (the “Schneider Action”) on behalf of himself and as a putative class action on behalf of the Company’s public stockholders (the “Class”) against all members of the Company Board (the “Individual Defendants”), the Company, Parent and Purchaser in the Superior Court of the State of Arizona for the County of Maricopa. The complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties in connection with the Offer and the Merger by failing to engage in an honest and fair sale process and by providing materially inadequate disclosure and material disclosure omissions regarding the Offer and the Merger and that the Company, Parent and Purchaser have aided and abetted the breach of fiduciary duties. The complaint seeks, among other things, a declaration that the action brought by the complaint is a class action and that plaintiff be certified as the class representative, an order enjoining the transactions contemplated by the Merger Agreement, rescissory damages in the event the transaction is consummated prior to the entry of a final judgment, an accounting of all damages caused by the defendants and all profits and special benefits obtained, and an award to the plaintiff of all costs, including attorneys’ and experts’ fees and expenses. The foregoing summary of the Schneider Action does not purport to be complete and is qualified in its entirety by reference to the complaint, which is furnished herewith as Exhibit (a)(13).
     In order to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegations made in the Schneider Action, on February 14, 2011, counsel for each of the defendants entered into a memorandum of understanding with plaintiff’s counsel (the “MOU”), which sets forth an agreement in principle to settle the Schneider Action on the terms and conditions set forth in the MOU (the “Settlement”). The MOU provides, among other things, that the parties to the Schneider Action will use their best efforts to agree upon, execute and present to the Superior Court, within 30 days of the MOU, a formal stipulation of settlement (the “Stipulation”), which shall include, among other things, the following provisions:

(i) a conditional certification of the Schneider Action as a consolidated class action pursuant to Arizona law;
(ii) a complete discharge, dismissal with prejudice, settlement and release of, and an injunction barring, all claims of any kind or nature whatsoever that have been, could have been, or in the future can or might be asserted against the defendants (including certain affiliates and representatives thereof) in the Schneider Action or in any other matter by or on behalf of any member of the Class, except the right of the plaintiff or any other member of the Class to enforce the terms of the Stipulation;
(iii) a release by the defendants of the plaintiff, members of the Class and plaintiff’s counsel from all claims arising out of the institution, prosecution, settlement or resolution of the Schneider Action, except the right to enforce the terms of the Stipulation or the MOU;
(iv) that the defendants have denied and continue to deny that any of them have committed or have threatened to commit or have aided or abetted the alleged commission of any violations of law or breaches of duty to the plaintiff, the Class or anyone else; and
(v) an acknowledgement that plaintiff’s counsel has a claim for attorneys’ fees and reimbursement of expenses in connection with the Schneider Action and an agreement by the defendants not to oppose plaintiff’s application for fees and expenses up to and not exceeding $150,000.
     In addition, the MOU provides that all proceedings in the Schneider Action, except for those relating to the Settlement, shall be suspended pending the negotiation and execution of the Stipulation. Except for the fees and expenses of plaintiff’s counsel, the defendants shall bear no other expenses, costs, damages or fees alleged or incurred by the plaintiff, by any member of the Class, or by any of their attorneys, experts or other representatives.
     The MOU shall be null and void and of no further force and effect, unless otherwise agreed to by the parties, if (i) the Settlement does not obtain final approval by the Superior Court; (ii) plaintiff concludes, after obtaining certain confirmatory discovery that the Company is obligated to provide pursuant to the MOU, that the Settlement is not fair, adequate, and in the best interests of the Class, or (iii) the Offer is not concluded for any reason. The effective date of the Settlement shall be the date on which the order of the Superior Court approving the Settlement becomes final and no longer subject to further appeal or review.”
     Item 8, “Additional Information” is hereby amended and supplemented by adding the following immediately before the section titled “Forward-Looking Statements”:
     “Expiration of the Offer and Announcement of Subsequent Offering Period
     The Offer expired at 11:59 p.m., New York City time, on Monday, February 14, 2011 (the “Expiration Time”). Based on information from the depositary, as of the Expiration Time, a total of 6,525,546 Shares had been validly tendered and not withdrawn pursuant to the Offer, including 211,814 Shares subject to guaranteed delivery procedures. Purchaser accepted for payment all of such Shares in accordance with the terms of the Offer. As a result of these transactions, Purchaser owns approximately 69.1% of the Shares.
     In accordance with the Merger Agreement, Purchaser has commenced a subsequent offering period to acquire all remaining untendered Shares (the “Subsequent Offering Period”). The Subsequent Offering Period will expire at 11:59 p.m., New York City time, on Thursday, February 17, 2011. During the Subsequent Offering Period, Purchaser will immediately accept for payment and promptly pay for properly tendered Shares as such Shares are tendered. Stockholders who properly tender during the Subsequent Offering Period will receive the same $8.75 per Share cash consideration that is payable to stockholders who tendered during the initial offering period. Procedures for tendering Shares during the Subsequent Offering Period are the same as during the initial offering period with two exceptions: (i)

Shares cannot be delivered by the guaranteed delivery procedure and (ii) pursuant to Rule 14d-7(a)(2) under the Exchange Act, Shares tendered during the Subsequent Offering Period may not be withdrawn.
     Following the Subsequent Offering Period, Purchaser may exercise its “top-up option” to purchase Shares from the Company at a price of $8.75 per Share in accordance with the terms of the Merger Agreement. These Shares, when added to the number of Shares owned by Purchaser as a result of the initial offer period and the Subsequent Offer Period, may result in Purchaser owning more than 90% of the Shares then outstanding. If Purchaser owns at least 90% of the Shares after the Subsequent Offering Period and, if necessary, after Purchaser’s exercise of the “top-up option” under the terms of the Merger Agreement, Purchaser intends to merge with and into the Company in accordance with the short-form merger provisions of the DGCL, without prior notice to, or any action by, any other of the Company’s stockholders.
     If Purchaser is not able to consummate a short-form merger, it intends to seek approval of the merger by a vote of the Company’s stockholders at a duly held meeting, where, as a result of Purchaser’s purchase of Shares in the Offer, it will be able to approve the Merger without the affirmative vote of any other stockholder. Upon consummation of a short-form or other merger, the Company will become a wholly-owned subsidiary of Parent, and each Share will be cancelled and (except for Shares held by Purchaser, Parent, the Company or their respective subsidiaries or Shares held by the Company’s stockholders who have and validly exercise appraisal rights under Delaware law) will be converted into the right to receive the same consideration, without interest and less any applicable withholding taxes, received by holders who tendered Shares in the Offer and the Subsequent Offering Period.
     On February 15, 2011, the Company and H.I.G. issued a joint press release announcing the preliminary results of the Offer and the commencement of the Subsequent Offering Period. The full text of the press release is attached hereto as Exhibit (a)(18) and is incorporated herein by reference.”
ITEM 9. EXHIBITS
     Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit therein:
“(a)(18)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on February 15, 2011.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 15, 2011

MATRIXX INITIATIVES, INC
/s/ William Hemelt
William Hemelt
President and Chief Executive Officer